TSX:IRC                                                                                 NR 06-12

                                                                                          June 21, 2006

IRC REPORTS INCO’S

POSITIVE EXPLORATION RESULTS

AT VOISEY’S BAY

DENVER, COLORADO – June 21, 2006 - International Royalty Corporation (TSX: IRC) (“IRC”)  is pleased to report that on June 19, 2006 Inco Limited (“Inco”) announced significant new exploration results from the Reid Brook Zone at Voisey’s Bay. Drilling has extended the Upper Reid Brook Zone and has confirmed the exploration potential of the recently discovered Lower Reid Brook Zone.  These results extend the known mineral resources by approximately 150 meters to the west and include intersections of comparable grade and thickness to the Ovoid deposit. IRC holds an effective 2.7% net smelter return royalty on the Voisey’s Bay project.

Scott Hand, Inco’s Chairman and CEO, said that the discoveries at Reid Brook are particularly significant. “These results further validate Voisey’s Bay as one of the great mining discoveries of our era. They show we have the potential for a long-life, high-grade underground mining operation at Voisey’s Bay,” he said. “We will be continuing our aggressive exploration in the immediate future to delineate its potential as a stand-alone operation.”

In its release Inco further stated:

“Inco continues to see encouraging results at extensions of the Reid Brook Deposit at Voisey’s Bay. Drilling results continue to extend the zone of known indicated and inferred resources, of which details are contained in Form 10-K. This drilling continues to confirm the validity of potential mineral deposits identified in this area based on the previous wide-spaced drilling and is providing sufficient data to permit the estimation of a mineral resource for these zones.

Current Drilling Results, Reid Brook Upper and Lower Zones

Hole Number	Pierce Point Easting (m)	Zone	From(m)	To (m)	Core Length (m)	Estimated True Width (m)	% Ni	% Cu	%Co
VB06713	553625	Lower	326.6	334.7	8.1	8	2.32	0.89	0.17
VB06715	553600	Lower	324.6	348.6	24	23	2.24	0.93	0.16
VB06717	553600	Lower	336.1	349.2	13.1	11	2.58	1.3	0.19
VB06725	553600	Lower	397.3	434.8	37.5	30	2.62	1.07	0.18
VB06727	553600	Total Upper	191.2	255.1	63.9	58	2.37	1.05	0.17
Including:
VB06727	553600	Upper	191.2	196.5	5.3	5	2.82	1.09	0.2
VB06727	553600	Upper	200.7	255.1	54.4	50	2.51	1.12	0.18
VB96276	553750	Lower	512.2	519.9	7.7	6	2.23	0.73	0.17
VB06714	553230	Upper	204.8	216.6	11.8	7	1.95	0.52	0.13

*Note All holes are outside of current Reid Brook resource estimates. “

It its 2005 Annual Report Inco reported Reserves at Voisey’s Bay of 32 million tonnes with average grades of 2.75% Nickel, 1.59% Copper and 0.14% Cobalt. (Proven Reserves of 29 million tonnes and Probable Reserves of 3 million tonnes).  Inco reports an expected mine life of 30 years for Voisey’s Bay. IRC anticipates that the expansion of operations with a new mine at Reid Brook may beneficially enhance the anticipated cash flows from the Voisey’s Bay royalty.

All disclosure relating to Mineral Resource and Reserve estimates contained in this press release has been obtained from published and public information available in the public domain, but has not been the subject of a report under National Instrument 43-101 prepared independently by IRC.  The disclosure contained in this press release has been reviewed by Nick Michael of SRK Consulting, IRC's qualified person for the purpose of this release.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements. You are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% NSR royalty on the Voisey’s Bay project in Labrador, Canada and the recently-acquired Western Australia gold royalty, a 1.5% NSR applying to more than 3.1 million acres located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Barry Mire : bmire@renmarkfinancial.com

Media, Eva Jura: ejura@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com